06006621

AB 3/27/06

3/30

RECEIVED MAR 0 2 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTOR POLLUX SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

53 Brooks Street
(No. and Street)

Medfield (CITY) MA (state) 02052 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darin S Oliver (508) 359-4709
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

6/9/06

OATH OR AFFIRMATION

I, Darin S Oliver swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castor Pollux Securities LLC , as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FOUZIA T. CHAUDHRY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 23, 2011

2-24-06
Notary Public

Signature

Managing Member, President
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Castor Pollux Securities, LLC

In planning and performing our audit of the financial statements of Castor Pollux Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 17, 2006

Castor Pollux Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Castor Pollux Securities, LLC
35 Brook Street
Medfield, MA 02052

I have audited the accompanying Statement of Financial Condition of Castor Pollux Securities, LLC as of December 31, 2005, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castor Pollux Securities, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2006

Harvey Karll CPA, P.C.

Castor Pollux Securities LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash & Cash Equivalents	$1,435.637.03
Accounts Receivable	100,000.10
Prepaid NASD Fees	5,184.12
Prepaid Fidelity Bond	153.75
Prepaid Auto Expense	11,334.80
Prepaid Expenses	3,916.89
Furniture and equipment at cost, less accumulated depreciation and amortization of $25,385	42,356.37
	$1,598.583.06

Liabilities and Partners Equity

Liabilities:	
Accrued Expenses	$ 16,953.86
Cash-Overdraft	1,231.62
	$ 18,185.48
Partners Equity:	
Charles Jobson Capital	(3,063.54)
Chris Argyrople Capital	(3,063.54)
Darin Oliver Capital	1,586,524.66
Total Partners Capital	1,580,397.58
	$1,598,583.06

(See Accountant's Report & Accompanying Notes)

Castor Pollux Securities LLC
Income Statement
Twelve Months Ended December 31, 2005

	Year To Date	%
Income		
Fee Income	$ 1,417,855.90	100.0
Total Income	1,417,855.90	100.0
General & Administrative Exp. (See Schedule A)	551,753.41	38.9
Other Income		
Interest Income	31,479.94	2.2
Total Other Income	31,479.94	2.2
Net Income (Loss)	$ 897,582.43	63.3

See Accountant's Report and Accompanying Notes

Castor Pollux Securities LLC
Income Statement
Twelve Months Ended December 31, 2005

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Salaries	$	297,050.14	21.0
Business Meals		3,510.01	0.2
Automobile Expense		7,457.20	0.5
Computer Data Services		18,281.00	1.3
Broker Dealer Compliance		15,053.44	1.1
Computer Supplies		8,314.79	0.6
Depreciation		20,729.00	1.5
Dues & Subscriptions		849.00	0.1
Insurance-Health		11,142.85	0.8
Legal Fees		42,815.93	3.0
NASD Fees		2,975.38	0.2
Office Expenses		7,640.15	0.5
Mobile Internet Service		8,905.26	0.6
Printing		1,090.20	0.1
Recruiting		1,015.00	0.1
Leased Auto		23,482.58	1.7
Taxes Payroll		24,137.90	1.7
Taxes Others		4,731.25	0.3
Licenses & Permits		3,203.03	0.2
Professional Services		9,900.00	0.7
Telephone		4,860.37	0.3
Travel		30,356.43	2.1
Insurance-Other		4,252.50	0.3
Total G & A Expense	$	551,753.41	38.9

See Accountant's Report and Accompanying Notes

Castor Pollux Securities, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2005

	Members Capital
Balance at beginning of year	$3,272,559
Net Income (Loss)	897,582
Distributions to Members	(2,590,042)
Balance at end of year	$1,580,099

(See Accountant's Report and Accompanying Notes)

Castor Pollux Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 897,880.73	
Adjustments		
Add:		
Depreciation	20,729.00	
Accounts Receivable	900,819.53	
Prepaid Auto Lease	15,572.05	
Cash-Overdraft	1,231.62	
Accrued Expenses	6,840.69	
Less:		
Prepaid Expenses	(3,916.89)	
Prepaid NASD Fees	(734.12)	
Prepaid Fidelity Bond	(12.35)	
Cash from Operations		1,838,410.26
Cash Flows - Invested		
Computer Equipment	(14,999.86)	
Investing Cash Flows		(14,999.86)
Cash Flows - Financing		
Partners Drawings	(2,590,041.93)	
Financing Cash Flows		(2,590,041.93)
Cash Increase (Decrease)		(766,631.53)
Cash - Beginning of Year		
Cash-Money Market	7,425.07	
Cash - Savings	210.97	
Cash-Money Market	2,194,632.52	
Total Beginning of Year		2,202,268.56
Cash on Statement Date		$ 1,435,637.03

See Accountant's Report and Accompanying Notes

Castor Pollux Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker/dealer selling securities, and hedge fund investing for institutional clients. It is a Delaware limited liabilty company operating in Massachusetts.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Office Equipment	- 7 years
Furniture & Fixtures	- 7 years
Computer Equipment	- 5 years
Software	- 3 years

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had approximately $1,335,637 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $1,417,451 at December 31, 2005, which exceed required net capital of $5,000 by $1,412,451. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.013 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

6. LEASE OBLIGATIONS

The company leases an automobile at $1416.85 per month for 24 months, maturing on August 19, 2006. The company has prepaid all 24 months.

7. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2005 the largest customer accounted for 94% of sales.

8. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 0
	=========

9.FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

Castor Pollux Securities, LLC
Computation of Net Capital
December 31, 2005

Net Worth	$1,580,398
Less: Non Allowable Assets	(162,947)
Net Capital (ANC)	$1,417,451
Less: Capital Requirement	5,000
Excess Capital	$1,412,451
Aggregate Indebtedness	$ 18,186
Ratio of Aggregate Indebtedness To Net Capital	0.013 to 1.0

(See Accountant's Report and Accompanying Notes)

Castor Pollux Securities LLC
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2005

Unaudited Net Capital	$1,432,096
Year End Accruals	(14,645)
Audited Net Capital	$1,417,451

(See Accountant's Report and Accompanying Notes)